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                           October 18, 2022

       Shimon Citron
       Chief Executive Officer and Director
       Artemis Therapeutics, Inc.
       3 Eliezer Vardinon St.,
       Petach Tikva, Israel 4959507

                                                        Re: Artemis
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 21,
2022
                                                            File No. 333-267534

       Dear Shimon Citron:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 21, 2022

       Prospectus Summary, page 1

   1. Please balance your prospectus summary by including disclosure regarding your limited operating history and
the auditor's explanatory paragraph regarding your ability to continue as a going
concern.
 Shimon Citron
FirstName LastNameShimon
Artemis Therapeutics, Inc. Citron
Comapany
October 18,NameArtemis
            2022         Therapeutics, Inc.
October
Page 2 18, 2022 Page 2
FirstName LastName
Risk Factors, page S-7

2. Please amend your disclosure to provide a risk factor describing the risks to your business related to the impact of the COVID-19 pandemic and resulting government actions. For example, disclose whether you expect to have any difficulty obtaining the raw materials for your products due to supply chain disruptions, whether you have had or expect to have any difficulty attracting or maintaining employees, and/or any other material risks to your business related to the COVID-19 pandemic.
Business Mission & Strategy, page S-28

3. We note your intent to carry out your business through "contracts with leading health food chains and outlets." Please disclose whether you have taken any steps to enter into such contracts and your strategy for seeking out and entering into contracts with these third-
         parties. Please also balance your discussion by disclosing the risks and uncertainties related to your ability to find and enter into contracts with health food chains and outlets.
Manuka's Products, page S-28

4. We note that you "expect that [your] products would automatically be registered with the
         FDA, and Manuka will be allowed to sale and market its products in the U.S. market through local distributers." Please revise this statement to remove any expectation that the
         FDA will register your products and allow you to sell and market your products, as this statement is speculative.
Description of Market, page S-30

5. We note your statement that "As opposed to the regular skincare market, Manuka believes that there is an increasing interest by the public in healthy and natural skincare products, in general, and particularly in Mnuka honey-based products combined with bee venom."
         Please revise to provide your basis for this belief.
6. We note your statements that "Manuka honey . . . is one of the most unique and beneficial forms of honey in the world. Mnuka honey is commonly sold as an alternative medicine.
         There are many Mnuka honey uses, ranging from healing sore throats and digestive illnesses, to curing staph infections and gingivitis." Products that are intended for use in the cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please revise to avoid unsubstantiated therapeutic claims.

Distribution, page S-33

7. Please explain what you mean by "end-to-end supply chain" and "B2B representative."
 Shimon Citron
FirstName LastNameShimon
Artemis Therapeutics, Inc. Citron
Comapany
October 18,NameArtemis
            2022         Therapeutics, Inc.
October
Page 3 18, 2022 Page 3
FirstName LastName



Government Regulation, page S-34

8. We note that your three lines of business are beauty and skincare, the sale of pure Manuka honey, and gummy vitamins and supplements. For each of these business lines, please expand your government regulation disclosure to more thoroughly discuss the regulatory requirements to market and sell your products in Israel and the jurisdictions you intend to target. For example, we note that you filed requests with the U.S. Food and Drug
         Administration to "(i) confirm the label instructions and information for each of
         [your] products, and (ii) to list [your] cosmetic products, to grant an approval of a cosmetic manufacturer . . ." In your descriptions, please include any necessary steps and approvals to market and sell your products, what steps you have completed, what steps remain, and any material risks and uncertainties associated the regulatory process for each business line.
9. We also note that your approval from the MoH to import Honey expires February 28,
         2023. Please describe what requirements you must fulfill to maintain your import license.
         Please also provide an appropriate risk factor to disclose the risk and uncertainties that you will not be able to maintain this license, including the impact on your business.
Material Agreements, page S-34

10. We note that you have entered into a Formula Agreement with Chic and a Manufacture and Sale Agreement with Waitemata. For both agreements, please describe any payment provisions, including (i) up-front or execution payments received or paid; (ii) aggregate amounts paid or received to date under agreement; (iii) aggregate future potential milestone payments to be paid or received; (iv) and royalty rates or a royalty range.
Description of Property, page S-36

11. We note your disclosure on page S - 33 that Manuka operates a distribution center. Please clarify whether you own or lease the distribution center and disclose where in Israel it is located.
Management, page S-36

12. We note your disclosure that Manuka retains Haim Tabak as the Chief Operation Officer.
         Please include a biography that provides all the information required by Item 401 of
         Regulation S-K.
13. Please revise Dr. Citron's biography to include all the information required by Item 401(e)
         of Regulation S-K.
 Shimon Citron
FirstName LastNameShimon
Artemis Therapeutics, Inc. Citron
Comapany
October 18,NameArtemis
            2022         Therapeutics, Inc.
October
Page 4 18, 2022 Page 4
FirstName LastName
Corporate Governance, page S-37

14. Please revise your Summary Compensation Table to include disclosure for the fiscal year ended December 31, 2020. Please also revise to report the aggregate amounts of salary all other compensation received by your named executive officers as of June 30, 2022 instead of the compensation per month.
15. We note your disclosure that Mr. D. Dana's compensation will be "NAS 10,000 including
         VAT." Please revise to provide this figure in dollar amounts. Please also explain what you mean by "including VAT."
Exhibits

16. Please file your by-laws to be effective upon completion of this offering as an exhibit to your registration statement. Note that we may have further comment after review of this document. Please also file your employment agreement with Dr. Citron and Mr. Dana. See
         Item 601(b)(10)(iii) of Regulation S-K.
General

17. We note that your common stock is quoted on the OTC Pink Market and that the selling stockholders may offer, sell or distribute all or a portion of the shares of common stock at prevailing market prices or at negotiated prices. Please note that the OTC Pink Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation
         S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Shimon Citron
Artemis Therapeutics, Inc.
October 18, 2022
Page 5

       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,

FirstName LastNameShimon Citron                         Division of Corporation
Finance
                                                        Office of Industrial
Applications and
Comapany NameArtemis Therapeutics, Inc.
                                                        Services
October 18, 2022 Page 5
cc:       Ron Ben-Bassat, Esq.
FirstName LastName